# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CH4 NATURAL SOLUTIONS CORPORATION, CIK 0002044817
CUSIP: G2104X101
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share ("Class A Ordinary Shares")
Address of issuer's principal executive offices: 712 Fifth Avenue, 36th Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002044916

## Reporting persons
- CH4 Natural Solutions Acquisition Sponsor LLC: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,333,334; sole dispositive power 0; shared dispositive power 7,333,334; aggregate amount beneficially owned 7,333,334 (24.8% of the class)
  Comment: (1) Rows 6, 8, and 9: The shares reported above are the Issuer's Class B ordinary shares that are convertible into the Issuer's Class A ordinary shares on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, as described under the heading "Description of Securities-Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-284199). CH4 Natural Solutions Acquisition Sponsor LLC, a Cayman Islands limited liability company (the "Sponsor"), is the record holder of the shares reported above. CH4 Natural Solutions Acquisition Sponsor Holdings, LLC, a Delaware limited liability company ("Sponsor Holdings"), is the managing member of the Sponsor. CH4 Natural Solutions Acquisition Sponsor Manager, LLC, a Delaware limited liability company ("Sponsor Manager"), is the managing member of Sponsor Holdings. Riverstone Earth LLC is the managing member of Sponsor Manager. David Leuschen is the sole member of Riverstone Earth LLC. As such, each of Sponsor Holdings, Sponsor Manager, Riverstone Earth LLC and David Leuschen may be deemed to have or share beneficial ownership of the Class B ordinary shares held of record by the Sponsor. Each of Sponsor Holdings, Sponsor Manager, Riverstone Earth LLC and David Leuschen disclaims any beneficial ownership of securities held by the Sponsor other than to the extent of any pecuniary interest he or it may have therein, directly or indirectly.
  
  (2) Row 11: The percentage is based on the 29,533,334 of the Issuer's ordinary shares outstanding as of August 14, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2026.
- CH4 Natural Solutions Acquisition Sponsor Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,333,334; sole dispositive power 0; shared dispositive power 7,333,334; aggregate amount beneficially owned 7,333,334 (24.8% of the class)
  Comment: (1) Rows 6, 8 and 9: The shares reported above are the Issuer's Class B ordinary shares that are convertible into the Issuer's Class A ordinary shares on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, as described under the heading "Description of Securities-Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-284199). The Sponsor is the record holder of the shares reported above. Sponsor Holdings is the managing member of the Sponsor. Sponsor Manager is the managing member of Sponsor Holdings. Riverstone Earth LLC is the managing member of Sponsor Manager. David Leuschen is the sole member of Riverstone Earth LLC. As such, each of Sponsor Holdings, Sponsor Manager, Riverstone Earth LLC and David Leuschen may be deemed to have or share beneficial ownership of the Class B ordinary shares held of record by the Sponsor. Each of Sponsor Holdings, Sponsor Manager, Riverstone Earth LLC and David Leuschen disclaims any beneficial ownership of securities held by the Sponsor other than to the extent of any pecuniary interest he or it may have therein, directly or indirectly.
  
  (2) Row 11: The percentage is based on the 29,533,334 of the Issuer's ordinary shares outstanding as of August 14, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2026.
- CH4 Natural Solutions Acquisition Sponsor Manager, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,533,334; sole dispositive power 0; shared dispositive power 7,533,334; aggregate amount beneficially owned 7,533,334 (25.5% of the class); the aggregate amount excludes certain shares
  Comment: (1) Rows 6, 8 and 9: 7,333,334 of the shares reported above are the Issuer's Class B ordinary shares that are convertible into the Issuer's Class A ordinary shares on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, as described under the heading "Description of Securities-Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-284199). The Sponsor is the record holder of 7,333,334 of the shares reported above. Sponsor Holdings is the managing member of the Sponsor. Sponsor Manager is the managing member of Sponsor Holdings. Riverstone Earth LLC is the managing member of Sponsor Manager. David Leuschen is the sole member of Riverstone Earth LLC. As such, each of Sponsor Holdings, Sponsor Manager, Riverstone Earth LLC and David Leuschen may be deemed to have or share beneficial ownership of the Class B ordinary shares held of record by the Sponsor. Each of Sponsor Holdings, Sponsor Manager, Riverstone Earth LLC and David Leuschen disclaims any beneficial ownership of securities held by the Sponsor other than to the extent of any pecuniary interest he or it may have therein, directly or indirectly. The shares reported above also include 200,000 Class A ordinary shares included in private placement units acquired by CH4 Natural Solutions Acquisition Security Holdings, LLC ("Security Holdings") in a private placement that closed simultaneously with the Issuer's initial public offering. Security Holdings is the record holder of such securities. Sponsor Manager is the managing member of Security Holdings and Riverstone Earth LLC is the managing member of Sponsor Manager. David Leuschen is the sole member of Riverstone Earth LLC. As such, each of Sponsor Manager, Riverstone Earth LLC and David Leuschen may be deemed to have or share beneficial ownership of the Class A ordinary shares held directly by Security Holdings. Each of Sponsor Manager, Riverstone Earth LLC and David Leuschen disclaims any beneficial ownership of securities held by Security Holdings other than to the extent of any pecuniary interest he or it may have therein, directly or indirectly.
  
  (2) Row 10: Does not include 100,000 of the Issuer's Class A ordinary shares which may be purchased by exercising warrants that are not presently exercisable. These warrants were included in the private placement units acquired by Security Holdings in a private placement that closed simultaneously with the Issuer's initial public offering.
  
  (3) Row 11: The percentage is based on the 29,533,334 of the Issuer's ordinary shares outstanding as of August 14, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2026.
- Riverstone Earth LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,533,334; sole dispositive power 0; shared dispositive power 7,533,334; aggregate amount beneficially owned 7,533,334 (25.5% of the class); the aggregate amount excludes certain shares
  Comment: (1) Rows 6, 8 and 9: 7,333,334 of the shares reported above are the Issuer's Class B ordinary shares that are convertible into the Issuer's Class A ordinary shares on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, as described under the heading "Description of Securities-Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-284199). The Sponsor is the record holder of 7,333,334 of the shares reported above. Sponsor Holdings is the managing member of the Sponsor. Sponsor Manager is the managing member of Sponsor Holdings. Riverstone Earth LLC is the managing member of Sponsor Manager. David Leuschen is the sole member of Riverstone Earth LLC. As such, each of Sponsor Holdings, Sponsor Manager, Riverstone Earth LLC and David Leuschen may be deemed to have or share beneficial ownership of the Class B ordinary shares held of record by the Sponsor. Each of Sponsor Holdings, Sponsor Manager, Riverstone Earth LLC and David Leuschen disclaims any beneficial ownership of securities held by the Sponsor other than to the extent of any pecuniary interest he or it may have therein, directly or indirectly. The shares reported above also include 200,000 Class A ordinary shares included in private placement units acquired by Security Holdings in a private placement that closed simultaneously with the Issuer's initial public offering. Security Holdings is the record holder of such securities. Sponsor Manager is the managing member of Security Holdings and Riverstone Earth LLC is the managing member of Sponsor Manager. David Leuschen is the sole member of Riverstone Earth LLC. As such, each of Sponsor Manager, Riverstone Earth LLC and David Leuschen may be deemed to have or share beneficial ownership of the Class A ordinary shares held directly by Security Holdings. Each of Sponsor Manager, Riverstone Earth LLC and David Leuschen disclaims any beneficial ownership of securities held by Security Holdings other than to the extent of any pecuniary interest he or it may have therein, directly or indirectly.
  
  (2) Row 10: Does not include 100,000 of the Issuer's Class A ordinary shares which may be purchased by exercising warrants that are not presently exercisable. These warrants were included in the private placement units acquired by Security Holdings in a private placement that closed simultaneously with the Issuer's initial public offering.
  
  (3) Row 11: The percentage is based on the 29,533,334 of the Issuer's ordinary shares outstanding as of August 14, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2026.
- David Leuschen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,533,334; sole dispositive power 0; shared dispositive power 7,533,334; aggregate amount beneficially owned 7,533,334 (25.5% of the class); the aggregate amount excludes certain shares
  Comment: (1) Rows 6, 8 and 9: 7,333,334 of the shares reported above are the Issuer's Class B ordinary shares that are convertible into the Issuer's Class A ordinary shares on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, as described under the heading "Description of Securities-Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-284199). The Sponsor is the record holder of 7,333,334 of the shares reported above. Sponsor Holdings is the managing member of the Sponsor. Sponsor Manager is the managing member of Sponsor Holdings. Riverstone Earth LLC is the managing member of Sponsor Manager. David Leuschen is the sole member of Riverstone Earth LLC. As such, each of Sponsor Holdings, Sponsor Manager, Riverstone Earth LLC and David Leuschen may be deemed to have or share beneficial ownership of the Class B ordinary shares held of record by the Sponsor. Each of Sponsor Holdings, Sponsor Manager, Riverstone Earth LLC and David Leuschen disclaims any beneficial ownership of securities held by the Sponsor other than to the extent of any pecuniary interest he or it may have therein, directly or indirectly. The shares reported above also include 200,000 Class A ordinary shares included in private placement units acquired by Security Holdings in a private placement that closed simultaneously with the Issuer's initial public offering. Security Holdings is the record holder of such securities. Sponsor Manager is the managing member of Security Holdings and Riverstone Earth LLC is the managing member of Sponsor Manager. David Leuschen is the sole member of Riverstone Earth LLC. As such, each of Sponsor Manager, Riverstone Earth LLC and David Leuschen may be deemed to have or share beneficial ownership of the Class A ordinary shares held directly by Security Holdings. Each of Sponsor Manager, Riverstone Earth LLC and David Leuschen disclaims any beneficial ownership of securities held by Security Holdings other than to the extent of any pecuniary interest he or it may have therein, directly or indirectly.
  
  (2) Row 10: Does not include 100,000 of the Issuer's Class A ordinary shares which may be purchased by exercising warrants that are not presently exercisable. These warrants were included in the private placement units acquired by Security Holdings in a private placement that closed simultaneously with the Issuer's initial public offering.
  
  (3) Row 11: The percentage is based on the 29,533,334 of the Issuer's ordinary shares outstanding as of August 14, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2026.

## Item 1. Issuer
Name of issuer: CH4 NATURAL SOLUTIONS CORPORATION
Address of issuer's principal executive offices: 712 Fifth Avenue, 36th Floor, New York, NY 10019

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:
CH4 Natural Solutions Acquisition Sponsor LLC ("Sponsor")
CH4 Natural Solutions Acquisition Sponsor Holdings, LLC ("Sponsor Holdings")
CH4 Natural Solutions Acquisition Sponsor Manager, LLC ("Sponsor Manager")
Riverstone Earth LLC
David Leuschen
Address of principal business office or, if none, residence: The address of each of the Reporting Persons is 712 Fifth Avenue, 36th Floor, New York, NY 10019.
Citizenship: The Sponsor is organized in the Cayman Islands. Sponsor Holdings, Sponsor Manager, and Riverstone Earth LLC are organized in the State of Delaware. David Leuschen is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
CH4 Natural Solutions Acquisition Sponsor LLC 7,333,334

CH4 Natural Solutions Acquisition Sponsor Holdings, LLC 7,333,334

CH4 Natural Solutions Acquisition Sponsor Manager, LLC 7,533,334

Riverstone Earth LLC 7,533,334

David Leuschen 7,533,334
Percent of class:
CH4 Natural Solutions Acquisition Sponsor LLC 24.8%

CH4 Natural Solutions Acquisition Sponsor Holdings, LLC 24.8%

CH4 Natural Solutions Acquisition Sponsor Manager, LLC 25.5%

Riverstone Earth LLC 25.5%

David Leuschen 25.5%

Calculation of percentage of beneficial ownership represents beneficial ownership of Class A Ordinary Shares of the Issuer as of June 30, 2026, based on the 29,533,334 of the Issuer's ordinary shares outstanding as of August 14, 2026 and assumes the conversion of the Class B ordinary shares, par value $0.0001 per share ("Class B Ordinary Shares"), of the Issuer held by the Sponsor into Class A Ordinary Shares on a one-to-one basis.
Sole power to vote or to direct the vote:
CH4 Natural Solutions Acquisition Sponsor LLC 0

CH4 Natural Solutions Acquisition Sponsor Holdings, LLC 0

CH4 Natural Solutions Acquisition Sponsor Manager, LLC 0

Riverstone Earth LLC 0

David Leuschen 0
Shared power to vote or to direct the vote:
CH4 Natural Solutions Acquisition Sponsor LLC 7,333,334

CH4 Natural Solutions Acquisition Sponsor Holdings, LLC 7,333,334

CH4 Natural Solutions Acquisition Sponsor Manager, LLC 7,533,334

Riverstone Earth LLC 7,533,334

David Leuschen 7,533,334
Sole power to dispose or to direct the disposition:
CH4 Natural Solutions Acquisition Sponsor LLC 0

CH4 Natural Solutions Acquisition Sponsor Holdings, LLC 0

CH4 Natural Solutions Acquisition Sponsor Manager, LLC 0

Riverstone Earth LLC 0

David Leuschen 0
Shared power to dispose or to direct the disposition:
CH4 Natural Solutions Acquisition Sponsor LLC 7,333,334

CH4 Natural Solutions Acquisition Sponsor Holdings, LLC 7,333,334

CH4 Natural Solutions Acquisition Sponsor Manager, LLC 7,533,334

Riverstone Earth LLC 7,533,334

David Leuschen 7,533,334

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
LIST OF EXHIBITS

Exhibit No. Description
99 Joint Filing Agreement.

## Signatures
- CH4 Natural Solutions Acquisition Sponsor LLC: /s/ Arthuros Mangriotis, Arthuros Mangriotis, Authorized Person (08/14/2026)
- CH4 Natural Solutions Acquisition Sponsor Holdings, LLC: /s/ Arthuros Mangriotis, Arthuros Mangriotis, Authorized Person (08/14/2026)
- CH4 Natural Solutions Acquisition Sponsor Manager, LLC: /s/ Arthuros Mangriotis, Arthuros Mangriotis, Authorized Person (08/14/2026)
- Riverstone Earth LLC: /s/ Arthuros Mangriotis, Arthuros Mangriotis, Attorney-in-fact (08/14/2026)
- David Leuschen: /s/ Arthuros Mangriotis, Arthuros Mangriotis, Attorney-in-fact (08/14/2026)